John L. Reizian, Esquire
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

November 12, 2015

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 811-08579; CIK: 0001051932
      Initial Registration Statement, Form N-6
      Lincoln SVULONE2016

Dear Sir or Madam:

Today we are electronically filing on EDGAR an Initial Registration Statement on Form N-6 for a variable life insurance product.  The marketing name for this product is “Lincoln SVULONE2016.”

While we are not requesting selective review of this registration statement we wish to note the following information that may facilitate your review:

•	it is a successor to our currently effective Lincoln SVULONE2013;
•
we have adopted language simplifications and clarifications derived in the process of addressing Staff comments during the registration of a more recent product (i.e. VULONE2014 - File No. 333-191329; 811-08557) also issued by The Lincoln National Life Insurance Company;

•	this product offers an updated Lincoln Overloan Protection Rider;
•	this product offers an updated Lincoln No-Lapse Enhancement Rider ; and
•	certain rate changes are implemented.

A marked courtesy copy of this Registration Statement will be forwarded under separate cover to our Reviewer showing any variances when compared with the Lincoln VULONE2012.

Please contact me at (860) 466-1539 with any questions or comments about this filing.

Sincerely,

/s/ John L. Reizian

John L. Reizian
Vice President and Associate General Counsel